Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

May 6, 2025

VIA EDGAR CORRESPONDENCE

Ms. Lisa Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0102

RE:	Transamerica Funds (the “Trust” or “Registrant”)
Form N-14/File No. 333-286367

Dear Ms. Larkin:

On behalf of the Registrant, we are filing this letter to respond in writing to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC” on the Registration Statement on Form N-14 (the “Registration Statement”) filed pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), with the Commission on April 3, 2025 (Accession Number: 0001193125-25-072461), relating to the reorganization (each, a “Reorganization”) of each Target Fund into the applicable Destination Fund as listed in the table below. The Target Funds and Destination Funds, both series of the Trust, are sometimes referred to as a “Fund.”

Target Fund	Destination Fund
Transamerica ClearTrack® Retirement Income Transamerica ClearTrack® 2025	Transamerica Asset Allocation – Conservative Portfolio

Transamerica ClearTrack® 2030	Transamerica Asset Allocation – Moderate Portfolio
Transamerica ClearTrack® 2035 Transamerica ClearTrack® 2040	Transamerica Asset Allocation – Moderate Growth Portfolio
Transamerica ClearTrack® 2045 Transamerica ClearTrack® 2050	Transamerica Asset Allocation – Growth Portfolio

Below are the Staff’s comments, which were conveyed to the Registrant by phone on May 1, 2025, and the Registrant’s responses thereto.

1.

Comment: In the shareholder letter, in the last sentence there is a reference to the Reorganizations being “tax-deferred,” while elsewhere in the document, the Reorganizations are described as “tax-free.” Please confirm which term should be used and use that term consistently throughout.

Response: The Registrant has made revisions to ensure that the Reorganizations are consistently described as “tax-free.”

2.	Comment: On page 3, please confirm that all hyperlinks are properly functioning.

Response: The Registrant so confirms.

3.

Comment: With regard to the second-to-last bullet on page 5, in the “Questions and Answers – How will the Reorganizations Work” section of the document, please confirm that at the time of the Reorganizations, the Registrant will be able to rely on the manager of managers exemptive order to make sub-adviser changes.

Response: The Registrant so confirms.

4.

Comment: On page 6 in the second paragraph under the “Questions and Answers – Why did the Trustees Approve each Reorganization” section, please confirm that with regard to Item (v) noted, the management fee rate schedule of the combined Destination Fund will be lower at the higher asset levels but the effective rate will remain at ten basis points for each combined Destination Fund immediately following the Reorganizations.

Response: The Registrant notes that the current management fee schedule for each Destination Fund is as follows: 0.104% of the first $1 billion; 0.0975% over $1 billion up to $3 billion; 0.0925% over $3 billion up to $5 billion; 0.085% over $5 billion up to $7 billion; 0.080% over $7 billion up to $9 billion; and 0.0725% in excess of $9 billion. The revised management fee schedule for each combined Destination Fund will be as follows: 0.10% of the first $1 billion; 0.0975% over $1 billion up to $2.5 billion; 0.090% over $2.5 billion up to $4 billion; 0.080% over $4 billion up to $9 billion; and 0.0725% in excess of $9 billion. It is further noted that the net assets of certain combined Destination Funds (Transamerica Asset Allocation – Moderate Portfolio, Transamerica Asset Allocation – Moderate Growth Portfolio and Transamerica Asset Allocation – Growth Portfolio) are expected to exceed $1 billion immediately following the applicable Reorganizations. Transamerica Asset Allocation – Conservative Portfolio is expected to benefit from the reduced management fee schedule of the first $1 billion. In response to the Staff’s comment, the Registrant confirms that the effective pro forma management fee for each combined Destination Fund as shown in the respective fee tables is 0.10%, but this is the result of rounding up for those combined Destination Funds with net assets expected to exceed $1 billion.

5.

Comment: On page 6 in the second paragraph under the “Questions and Answers – Why did the Trustees Approve each Reorganization” section, please confirm that with regard to Items (vi) and (vii) noted, after the expiration of the expense waivers, the statements will continue to be true given the sentence on page 8 that notes that Fund expenses may be higher following the expiration of these expense limitation arrangements.

Response: The Registrant notes that, with respect to Item (vi) noted, the expense limit for Class R3 shares of Transamerica Asset Allocation – Moderate Growth Portfolio and Transamerica Asset Allocation – Growth Portfolio will run through March 1, 2027. The Registrant will revise the disclosure to include the term of the expense limitation arrangements.

With respect to Item (vii) noted, the Registrant will revise the disclosure to clarify that the discussion of expected combined Destination Fund expenses relates to expenses “immediately following” the Reorganizations.

6.

Comment: On page 7 in the last bullet in the “Questions and Answers – How do the Target Funds and Destination Funds Compare? – Management Fee and Total Operating Expenses” section, please confirm the meaning of the first two sentences – “The Destination Funds’ management fee schedules will be lowered in connection with the Reorganizations. The effective management fee of each combined Destination Fund is not expected to exceed the current effective management fee of the corresponding Target Fund(s) at any asset level.”

Response: The Registrant confirms that the contractual management fee rate schedules of the combined Destination Funds are being lowered at certain asset levels and, as a result, the effective management fee of each combined Destination Fund is expected to be the same as or lower than the effective management fee of the corresponding Target Fund at every asset level. In response to the Staff’s comment, the Registrant will revise the noted disclosure to clarify that the “The Destination Funds’ management fee schedules will be revised in connection with the Reorganizations.”

7.

Comment: On page 22, with respect to footnote number 3, please confirm that the right of recoupment for the Target Funds will not be carried over to the corresponding Destination Fund as part of the Reorganization.

Response: The Registrant so confirms.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1821.

Very truly yours,

/s/ Dennis P. Gallagher
Dennis P. Gallagher
Chief Legal Officer and Secretary
Transamerica Funds